

December 6, 2010

Mr. Sean Tan
Chief Executive Officer
Berkeley Coffee & Tea, Inc.
1662 Highway 395 N, Suite 214
Minden, Nevada 89423

> **Re: Berkeley Coffee & Tea, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 24, 2010**
> **File No. 333-168911**

Dear Mr. Tan:

We have reviewed amendment number three to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement Filed on Form S-1

Capitalization, page 5

1. We have reviewed your response to comment two in our letter dated November 16, 2010. We note your disclosure here and elsewhere in your document that as of July 31, 2010, you had paid $10,041 of the offering expenses and the balance of $9,959 will be paid from cash on hand and any remaining amount from the proceeds of the offering. We also note that the "as adjusted" columns in your capitalization table reflect an additional $9,959 of Accumulated Deficits. Please confirm to us, if true, that you had <u>incurred</u> and expensed $10,041 of the offering expenses as of July 31, 2010 and that you did not <u>incur</u> and expense the remaining $9,959 of offering expenses until after July 31, 2010. Additionally, please tell us whether your reference to accumulated professional fee expenses of $10,041 under your discussion of Liquidity and Capital Resources on page

23 refers to the cumulative offering costs expensed as of July 31, 2010, and if so, please consider clarifying this to your investors.

Use of Proceeds, page 11

2. We note your disclosure here and elsewhere in your document that as of July 31, 2010, you had paid $10,041 of the offering expenses. If you have already paid this portion of the estimated offering expenses from cash on hand, it is unclear to us why you have indicated that you will need to use a portion of the gross proceeds from this offering to pay these offering expenses. Instead, it appears that the maximum amount of the gross proceeds from this offering that will be used to pay offering expenses is $9,959 and that you will have at least $10,041 of additional net proceeds for each of the scenarios presented. Please revise your table and the related narrative discussion to clearly indicate the portion of your offering expenses that will be paid from the proceeds of this offering and how you plan to spend the remaining net proceeds.

Dilution, page 13

3. Please refer to your narrative discussion of dilution under each of the scenarios presented. While we do not object to your calculation of net tangible book value per share, the increase in net tangible book value per share for existing investors, and the dilution per share to new investors, you appear to have incorrectly quantified the increase in aggregate net tangible book value resulting from this offering. For example, if 100% of the shares are sold, you state that you will receive estimated net proceeds of $480,000. However, your capitalization table on pages 6 and 7 indicates that your total equity, and therefore your aggregate net tangible book value, will increase by $490,041 instead of the $480,000 that you are currently disclosing here. Please note that this difference results from the fact that a portion of your offering costs were already expensed at July 31, 2010 and therefore are not an adjustment to your historical net tangible book value resulting from this offering. Please revise your disclosures concerning dilution for each scenario presented to correctly quantify the increase in aggregate net tangible book value, or estimated net proceeds, that will result from this offering.

Certain Relationships and Related Transactions, and Director Independence, page 33

Transactions with related persons, page 33

4. You disclose at the top of page 34 that "related-person transactions must be approved by our Board of Directors composed of independent directors." Please revise to clarify, as you have in the preceding paragraphs, that this is your future intent and not the current status.

<u>Financial Statements, page 40</u>

5. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact, Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence, Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: James Parsons, Esq.
        Parsons/Burnett/Bjordahl, LLP
        Via Fax (425) 451-8568